January 31, 2019

Andrew Khor Poh Kiang
President and Chief Executive Officer
Andes 7 Inc.
333, Village 6, Amphur Wiang Chiang
Chiang Rai, Thailand 57150

       Re: Andes 7 Inc.
           Registration Statement on Form S-1
           Filed December 28, 2018
           File No. 333-229065

Dear Mr. Khor Poh Kiang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products